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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13D


               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       Gold Capital Corporation
---------------------------------------------------------------------
                           (Name of Issuer)

               Common Stock, $0.0001 par value per share
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                    (Title of Class of Securities)

                              380548 10 7
                --------------------------------------
                            (CUSIP Number)

          Jack Stoch                     With copies to:
           President                    Paul Hilton, Esq.
Globex Mining Enterprises Inc.       Kevin P. Stichter, Esq.
       146 - 14th Street           Davis, Graham & Stubbs LLP
        Rouyn-Noranda,             370 17th Street, Suite 4700
     Quebec CANADA J9X 2J3           Denver, Colorado  80202
        (819) 797-5242                   (303) 892-9400

---------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           January 16, 1997
                 -------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Page 1 of 7 pages
CUSIP No.  380548 10 7                               Page 2 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Globex Mining Enterprises Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    2,287,547  See Item 5.

               8    SHARED VOTING POWER

                    2,287,547  See Item 5.

               9    SOLE DISPOSITIVE POWER

                    2,287,547  See Item 5.

               10   SHARED DISPOSITIVE POWER

                    2,287,547  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,287,547  See Items 4 and 5.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 25.2%, based upon 9,073,653 shares of Common Stock outstanding as of the date hereof.
     See Item 5

14   TYPE OF REPORTING PERSON*

     CO
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ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This Schedule 13D relates to shares of common stock, $0.0001 par value per share ("Company Common Stock") of Gold Capital
Corporation, a Colorado corporation (the "Company"), whose principal executive office is located at 5525 Erindale Drive, Suite 201, Colorado Springs, Colorado 80918.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          Globex Mining Enterprises Inc., a Quebec corporation ("Globex") is a mining exploration company with its principal business and office located at 146-14th Street, Rouyn-Noranda, Quebec, Canada J9X 2J3. Globex's common stock, $0.01 par value per share, ("Globex Common Stock"), is listed for trading on The Montreal Exchange and The Toronto Stock Exchange. During the last five years, Globex has not
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Information regarding the executive officers, directors, and any controlling shareholder of the Company is provided in the attached
Schedule I.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Except for its agreement to enter into the transactions set forth below, Globex has not paid any funds or other consideration for its option (the "Option") to purchase the subject shares of Company Common Stock. If Globex exercises the Option, it will issue 632,094 shares of Globex Common Stock as the consideration.

ITEM 4.   PURPOSE OF THE TRANSACTION.
          --------------------------

          (a)-(j) Pursuant to the Stock Purchase Option Agreement, Agreement Not to Sell Shares, and Agreement to Vote Shares for Merger, dated January 16, 1997 between U.S. Gold Corporation ("U.S. Gold") and Globex (the "Option Agreement"), Globex acquired the Option to purchase 2,287,547 shares of Company Common Stock (the "Shares"). The Option was acquired by Globex for the purpose of investment and to further the potential acquisition of all outstanding shares of Company Common Stock and/or acquisition of a controlling interest in the Company.

               On December 4, 1996, Globex made a conditional offer to Royalstar Resources, Ltd., a Canadian corporation, to acquire the 4,419,110 shares of Company Common Stock owned by Royalstar at a price of $0.80 per share. On December 5, 1996, Royalstar accepted Globex's conditional offer. Globex is currently negotiating a purchase agreement with Royalstar.


                           Page 3 of 7 pages
               On December 20, 1996, Globex made a conditional offer to the Company and U.S. Gold (and a wholly-owned subsidiary of U.S.
Gold) to effect a merger between the Company and a wholly-owned subsidiary of Globex pursuant to which Globex would own all the common stock of the surviving corporation and the shareholders of the Company (other than Royalstar) would receive a total of 1,285,067 registered shares of Globex Common Stock. Globex also offered to provide certain loans to the Company, as described below, and to use its best efforts to finance the Company's operations. The Company and U.S. Gold accepted the conditional offer on December 20, 1996.

          On January 16, 1997, Globex, the Company, and U.S. Gold amended the December 20 letter to provide, among other things, that if the proposed transaction did not occur due to any party other than Globex, then the Company would issue to Globex the number of shares of Company Common Stock equal to 250,000 plus 40,000 for each month thereafter the Globex negotiations continued. Globex is currently negotiating a merger agreement with the Company and U.S. Gold.

          In connection with the aforementioned transactions and proposals, Globex may attempt: to change the present board of directors or management of the Company, to change materially the present capitalization or dividend policy of the Company, to change the Company's charter, bylaws or instruments corresponding thereto or take other actions which may impede the acquisition of control of the Company by any person other than Globex, to cause the Company Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, to cause the Company Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended, to make any other material change in the Company's business or corporate structure, or take any action similar to those listed above.

          Except as described above, Globex has no present plans or proposals which relate to or would result in any transaction specified in paragraphs (a) through (j) of Item 4. In the future, however, Globex reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          (a) Pursuant to the Option Agreement, Globex acquired the Option to purchase 2,287,547 shares of Company Common Stock. Based upon information received from the Company, Globex believes that 9,073,653 shares of Company Common Stock are outstanding as of the date of this Schedule 13D. In such case, the Shares would represent 25.2% of the outstanding Company Common Stock.

          (b) From the date of the Option Agreement until its expiration on August 30, 1997 or earlier upon the occurrence of certain events such as the successful consummation of the proposed merger (the "Option Period"), Globex has the sole power to vote the Shares on matters relating to the merger and related transactions pursuant to an irrevocable proxy from U.S. Gold, whereas U.S. Gold retains the right to vote the Shares on other matters. During the Option Period, Globex has the sole power to acquire the Shares and U.S. Gold has no power


                           Page 4 of 7 pages
to otherwise dispose of the Shares. Upon expiration of the Option Period, if Globex has not acquired the Shares, all rights relating to the Shares will revert to U.S. Gold. U.S. Gold is a Colorado corporation with its principal executive offices at 55 Madison, Suite 700, Denver, Colorado 80206.

          (c) On January 16, 1997, Globex acquired the Option to purchase 2,287,547 shares of Company Common Stock as described above and pursuant to the terms of the Option Agreement.

          (d) Under the Option Agreement, U.S. Gold retains the right to receive all dividends with respect to the Shares until the exercise, if any, of the Option.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          --------------------------------------------------------

          In addition to the matters addressed in Items 4 and 5, on January 16, 1997, Globex, the Company, and certain other parties entered into a Loan Agreement pursuant to which Globex loaned an initial amount of $415,000 to the Company for use in connection with the Tonkin Springs Project in Eureka County, Nevada. Globex has the discretion to loan additional amounts to the Company under the Loan Agreement. All obligations of the Company under the Loan Agreement are secured by a security interest in the Tonkin Springs Project, the principal asset of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Exhibit A      Option Agreement, described above.

          Exhibit B      Letter, dated December 4, 1996, from Jack
                         Stoch of Globex to John Young of Royalstar.

          Exhibit C      Letter, dated December 5, 1996, from
                         John W.W. Hick of Royalstar to Mr. Stoch.

          Exhibit D      Letter, dated December 20, 1996, from
                         Mr. Stoch to Bill Conrad of the Company.

          Exhibit E      Letter, dated January 16, 1997, from
                         Mr. Stoch to Mr. Conrad and William W. Reid of U.S. Gold.

          Exhibit F      Loan Agreement.

                           Page 5 of 7 pages
                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information as set forth in this Schedule 13D is true, complete and correct.

                              GLOBEX MINING ENTERPRISES INC.



                              By:   JACK STOCH
                                 ---------------------------
                                 JACK STOCH, PRESIDENT



Dated:  January 27, 1997

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
                              SCHEDULE I

          NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
        DIRECTOR AND OFFICER OF GLOBEX MINING ENTERPRISES, INC.



Name and
Business Address         Principal Occupation         Citizenship
________________         ____________________         ___________
Jack Stoch               President and Director       Canadian
146 - 14th Street        of the Company; President
Rouyn-Noranda, Quebec,   of Geoconseils Jack Stoch Ltee
Canada  J9X 2J3          (mining consultant company)

Dianne Stoch             Secretary, Treasurer and     Canadian
146 - 14th Street        Director of Company; Private
Rouyn-Noranda, Quebec,   Consultant
Canada  J9X 2J3

Chris Bryan              Director of Company;         Canadian
146 - 14th Street        Mining analyst
Rouyn-Noranda, Quebec,
Canada  J9X 2J31

David Watkins            Director of Company; Senior  Canadian
146 - 14th Street        Vice-President of Cyprus
Rouyn-Noranda, Quebec,   Amax Minerals Company
Canada  J9X 2J3

Ian Atkinson             Director of Company; Senior  Canadian; British
146 - 14th Street        Vice-President of Battle
Rouyn-Noranda, Quebec,   Mountain Gold Company
Canada  J9X 2J3

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                           Page 7 of 7 pages